UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
MEDLEY CAPITAL CORP
(Name of Issuer)
COMMON STOCK PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
58503F-10-6
(CUSIP Number)
HOWARD AMSTER
44 COCOANUT ROW
SUITE #B323
PALM BEACH, FL 33480-4069
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 17, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






This Amendment No. 3 to Schedule 13D (this Amendment No.3) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (SEC) on December 27, 2019, as amended by Amendment No. 1 thereto filed with the SEC on March 12, 2020 and as amended by Amendment No. 2 thereto filed with the SEC on May 15, 2020 (the Initial 13D and, as amended and supplemented through the date of this Amendment No. 3, the Schedule 13D) with respected to the common stock, par value $0.001 per share (the Common Stock) of Medley Capital Corporation, a Delaware Corporation (the Issuer). Except as specifically amended by this Amendment No. 3, the Schedule 13D is unchanged. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have meaning assigned to such term in the Initial 13D.


Item 2.Identity and Background.
     Item 2 is of the Schedule 13D is hereby amended as follows;

	This joint statement on Schedule 13D is being filed by Howard
Amster, Howard Amster 2019 Charitable Remainder Unitrust #1, Howard Amster
2019 Charitable Remainder Unitrust #2, Howard Amster 2019 Charitable
Remainder Unitrust #3, Howard Amster 2019 Charitable Remainder Unitrust #5, Amster Trading Company Charitable Remainder Unitrust U/A DTD 09/07/2000,
Amster Trading Company Charitable Remainder Unitrust U/A DTD 03/10/2003,
Amster Limited Partnership, Laughlin Holdings LLC, Pleasant Lake Apartments
LP, Ramat Securites LTD, Pleasant Lake Apartments Corp,, PLA-Skoien Investments LLC, Samuel J. Heller Trust U/A DTD 08/07/2002, and Betty Kimbrew (together, the Reporting Persons). Further information regarding the Reporting Persons is set forth below;
     1) (a)Howard Amster,(b)44 Cocoanut Row Suite B323 Palm Beach, FL 33480
(c) Real estate Investor. President of Pleasant Lake Apts Corp, which is the General Partner of Pleasant Lake Apartments LP, which is the General Partner of Laughlin Holdings, as well the manager Pleasant Lake Skoien Investments LLC.
He is the trustee of the Howard Amster 2019 Charitable Remainder Unitrust #1, the Howard Amster 2019 Charitable Remainder Unitrust #2, the Howard Amster Charitable Remainder Unitrust #3, the Howard Amster Charitable Remainder Unitrust #5, and the Samual J. Heller Trust U/A 08/07/2002. Howard Amster is the general partner for Amster Limited Partnership. Howard Amster is the President of Amster Trading Company, which is the trustee of the Amster Trading Company Charitable Remainder Unitrust U/A DTD 09/07/2000, and the trustee of the Amster Trading Company Charitable Remainder Unitrust U/A
DTD 03/10/2003. He is the majority owner of Ramat Securities Ltd. All reporting entities are engaged in investments. (d) He has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors in the last five years (e) During the last five years, he was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws (f) United States Citizen
     2)(a) Betty Kimbrew, (b)221 Allyn Blvd Chardon, OH 44024 (c)Private Investor and Loan Portfolio Manager(d) She has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors during the last five years (e) During the last five years, she was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws (f) United States Citizen


Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     The Reporting Persons acquired shares of the Common Stock for investment purposes. The Reporting Persons, in their ordinary course of business, regularly review their equity interest in the issuer.
     While the reporting persons have no present intention to dispose of all or any portion of the Common Stock beneficially owned by them, any such sales of the Common Stock may be made in the open market, privately negotiated transactions, or otherwise.
     Depending on their assessment of the of the forgoing factors, the reporting persons may, from time to time, further modify their present intention as stated in this item 4. In addition, they may at their discretion purchase additional shares of common stock
     Howard Amster has indicated his interest in being appointed to the Board of Medley Capital Corp., along with Matthew Howlett and Kevin McCallum, as independent directors and has proposed that the Board consider, as part of its strategic review process to seek enhanced shareholder value, a plan to repurchase stock and debt of the Company in a manner that would be accretive and maximize value to the Company's shareholders, using proceeds from loan maturities and run-off. Mr. Amster believes that implementing such a strategy at this time is the best approach to increasing net asset value and thereby in turn, enhance shareholder value. Although Messrs. Howlett and McCallum may share common interests with Mr. Amster, he disclaims being part of any group with them.
     Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer, other than described above (b) any extraordinary corporate transactions such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries, (c) any sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present management of board of directors of the Issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the Issuer's board of directors: (e) any other material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g)any change in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) the Common Stock being delisted from a national securities exch3ange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;(i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 129(g)(4) of the Act; or (j) any action similar to those enumerated above

Item 7. Material to Be Filed as Exhibits.

	Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit A - Letter to Medley Capital Corp Directors dated July 17, 2020


SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

HOWARD AMSTER

/s/ Howard Amster
Name: Howard Amster
Individually, and on behalf of
all affiliated entity
Reporting Persons

Date: July 17, 2020



Betty Kimbrew

/s/Betty Kimbrew
Name: Betty Kimbrew

Date: July 17, 2020















Exhibit A









July 17, 2020

Dear Independent Directors of Medley Capital Corporation,

I am writing you to put forth a proposal to be included as part of the Board's Strategic Review process for Medley Capital Corporation
(MCC). My intention, as is yours, is to the find the best possible outcome for MCC shareholders. This proposal is designed to maximize value for shareholders and I believe the Board should evaluate this proposal against other proposals received through its strategic review process. I appreciate the Board's commitment to MCC shareholders. With that background, I wanted to submit the following proposal, which I understand is supported by Matthew Howlett and Kevin McCallum, who intend to separately express their own proposals.

I believe a primary goal of the Board should be to close the gap between MCC's current market price and its NAV. The Board should also aspire to increase MCC's current NAV through positive financial engineering. Based on the current market environment, a sale or third-party investment in MCC will result in substantial dilution to MCC shareholders. I also believe that given the current distress in the Business Development Companies (BDC) industry, the environment does not represent an opportune time to consider a full or partial sale of the company. As a result, I believe the company should immediately focus on repurchasing stock and debt in a manner that would be accretive to MCC shareholders. I believe that over a period of time this should result in substantial improvement to NAV and enhanced long term shareholder value.

I would recommend the continuation of the investment management services of Medley Management beyond 09/30/2020, with the following terms: 1) A base management fee similar to the existing arrangement which expires on 09/30/20, B) An incentive payment to Medley Management for successfully achieving NAV in excess of $3.30 per share (or some other proper number as determined by the Board).

The management contract should stipulate the following: 1) No new investments will be made during the period without Board approval, with certain minor exceptions for existing portfolio companies. 2) All proceeds from loan runoff/maturities should be allocated to a mixture of debt and stock repurchases. 3) Asset sales should be initiated at or even below intrinsic value as long as there is an opportunity to purchase stock at substantial discounts to NAV.

In conjunction with my proposal, I am also requesting to be appointed to the Board as an independent director with a significant economic stake in the company and with broad experience in the management of financial institutions. I would also propose Matthew Howlett and Kevin McCallum be appointed as independent directors to the Board of MCC.

Sincerely,

Howard Amster


CUSIP NO. 58503F-10-6	SCHEDULE 13D


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